UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

RURAL/METRO CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

781748108

 (CUSIP Number)

 Copies to:

Scott A. Arenare Managing Director and General Counsel c/o Warburg Pincus LLC 450 Lexington Avenue New York, NY 10017 (212) 878-0600	Robert P. Davis Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2670
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS WP Rocket Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,142,417 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,417 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (See Item 5 below)
14		TYPE OF REPORTING PERSON HC – OO

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,142,417 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,417 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (See Item 5 below)
14		TYPE OF REPORTING PERSON PN

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus X Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,142,417 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,417 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (See Item 5 below)
14		TYPE OF REPORTING PERSON PN

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,142,417 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,417 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (See Item 5 below)
14		TYPE OF REPORTING PERSON PN

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus X LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,142,417 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,417 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (See Item 5 below)
14		TYPE OF REPORTING PERSON OO

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,142,417 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,417 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (See Item 5 below)
14		TYPE OF REPORTING PERSON OO

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,142,417 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,417 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (See Item 5 below)
14		TYPE OF REPORTING PERSON PN

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,142,417 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,417 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (See Item 5 below)
14		TYPE OF REPORTING PERSON OO

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,142,417 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,417 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (See Item 5 below)
14		TYPE OF REPORTING PERSON IN

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,142,417 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,417 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (See Item 5 below)
14		TYPE OF REPORTING PERSON IN

Item 1.            Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Rural/Metro Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 9221 East Via de Ventura, Scottsdale, Arizona 85258.

Item 2.            Identity and Background

This Schedule 13D is filed jointly on behalf of Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. (together with Warburg Pincus Private Equity X, L.P., “WP X”), Warburg Pincus X, L.P. (“WP X LP”), Warburg Pincus X LLC (“WP X LLC”), Warburg Pincus Partners, LLC (“WP Partners”), Warburg Pincus & Co. (“WP”), Warburg Pincus LLC (“WP LLC”), Messrs. Charles R. Kaye and Joseph P. Landy (together with WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC, the “Warburg Pincus Reporting Persons”), and WP Rocket Holdings LLC (“Parent”, and together with the Warburg Pincus Reporting Persons, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is attached as Exhibit 1 hereto.

Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. are each Delaware limited partnerships, and the principal business of WP X is making private equity and related investments. WP X LP is a Delaware limited partnership whose principal business is acting as the general partner of WP X. WP X LLC is a Delaware limited liability company whose principal business is acting as the general partner of WP X LP. WP Partners is a New York limited liability company whose principal business is acting as the general partner to certain private equity funds and as the sole member of WP X LLC. WP is a New York general partnership whose principal business is acting as the managing member of WP Partners. WP LLC is a New York limited liability company whose principal business is managing certain private equity funds, including WP X. The principal businesses of each of Messrs. Kaye and Landy is acting as Managing General Partner of WP and Co-President and Managing Member of WP LLC. Messrs. Kaye and Landy are United States citizens. The principal occupation of each of the general partners of WP and the members and managing directors of WP LLC is set forth on Schedule I hereto, which is incorporated herein by reference, and except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a United States citizen.

Parent is a Delaware limited liability company whose principal business is to engage in the transactions contemplated by the Merger Agreement (as defined in Item 4 below). As of the date hereof, 100% of the membership interests in Parent are held by Warburg Pincus Private Equity X, L.P. The president of Parent is Sean D. Carney, the vice-president, secretary and treasurer of Parent is Eric C. Liu, both of whom are United States citizens. The principal offices for Parent are c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

Mr. Carney’s principal occupation or employment is as a Partner of WP and a Member and Managing Director of WP LLC. Mr. Liu’s principal occupation or employment is as a Principal of WP. The principal business office address of Messrs. Carney and Liu is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

None of Parent, or to the best knowledge of the Reporting Persons, Mr. Carney or Mr. Liu, have during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. The general partners of WP and the members and managing directors of WP LLC and their respective business addresses are set forth on Schedule I hereto.

None of the Warburg Pincus Reporting Persons or, to the best knowledge of the Warburg Pincus Reporting Persons, the partners, members and managing directors named on Schedule I, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Warburg Pincus Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder, or for any other purpose. As of the date hereof, the Warburg Pincus Reporting Persons may be deemed to have shared beneficial ownership over the 3,142,417 Shares (as defined in Item 3 below) beneficially owned by the Stockholders.

Item 3.                 Source and Amount of Funds or Other Consideration

On March 28, 2011, concurrently with the execution of the Merger Agreement (as defined in Item 4 below), Parent, Coliseum Capital Partners, L.P. and Blackwell Partners, LLC (Coliseum Capital Partners, L.P. and Blackwell Partners, LLC, collectively, the “Stockholders”), entered into a voting agreement (the “Voting Agreement”) with respect to 3,142,417 shares of Common Stock (the “Shares”) beneficially owned by the Stockholders pursuant to which the Stockholders agreed to vote such Shares (and any other shares of Common Stock subsequently acquired by the Stockholders) in favor of approving and adopting the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger (as defined in Item 4 below). The Shares do not include an additional 11,766 restricted stock units (RSUs) that will vest and be cashed out upon consummation of the Merger, and which were disclosed as beneficially owned by the Stockholders in the Schedule 13D/A filed by the Stockholders on March 30, 2011.  No Shares were purchased by the Reporting Persons pursuant to the Voting Agreement and thus no funds were used by the Reporting Persons for such purpose. The information set forth in response to this Item 3 is qualified in its entirety by reference to the Voting Agreement, a copy of which is incorporated by reference as Exhibit 2 hereto.

Item 4.                 Purpose of Transaction

The information set forth or incorporated in Item 3 is hereby incorporated herein by reference.

On March 28, 2011, the Parent, the Issuer, and WP Rocket Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. In the Merger, each outstanding share of Common Stock, other than any shares owned by the Issuer, Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of the Issuer or of Parent or any shareholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive $17.25 in cash, without interest. Following the effective time of the Merger, it is contemplated that the Common Stock will cease to be listed on the NASDAQ Capital Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

The Merger Agreement contains certain representations, warranties and covenants of the parties, including covenants regarding operation of the business of the Issuer and its subsidiaries prior to the closing. From the signing of the Merger Agreement until the approval of the Merger by the shareholders, the Issuer may not solicit inquiries or initiate discussions with third parties regarding other proposals to acquire the Issuer and has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of the fiduciary duties of the Issuer’s board of directors. The Issuer must give Parent three business days’ notice and negotiate in good faith with Parent during such three-business day period before the Issuer is permitted to change its recommendation to the shareholders of the Issuer or terminate the Merger Agreement to accept a “Superior Proposal” (as defined in the Merger Agreement).

In addition to shareholder approval, the Merger is subject to the satisfaction of certain closing conditions and regulatory approvals. The Merger Agreement contains certain termination rights for Parent and the Issuer including, with respect to the Issuer, if its board of directors determines in good faith that it has received a Superior Proposal, enters into a definitive agreement with respect to such Superior Proposal, and otherwise complies with certain terms of the Merger Agreement. In connection with such termination, the Issuer must pay a fee of $16,920,000 in cash to Parent. Under certain other specified circumstances, including if Parent fails to consummate the Merger by a specified time period after all of Parent’s conditions to consummate the Merger have been satisfied, the Merger Agreement provides for Parent to pay to the Issuer a fee (the “Parent Termination Fee”) of $33,840,000 in cash upon termination of the Merger Agreement. Warburg Pincus Private Equity X, L.P. has provided a limited guaranty in favor of the Issuer, guarantying the payment of the Parent Termination Fee.

Under the Merger Agreement, upon consummation of the Merger, the certificate of incorporation of the Issuer will be amended and restated as set forth in the Merger Agreement and the bylaws of the Issuer as the surviving corporation of the Merger will be replaced in their entirety by the bylaws of Merger Sub, in each case until thereafter amended in accordance with such restated certificate of incorporation or amended bylaws, as applicable, and applicable law. Under the Merger Agreement, at the effective time of the Merger, (i) the Issuer must use its reasonable best efforts to deliver the resignations of all directors of the Issuer and, upon consummation of the Merger, the directors of Merger Sub immediately prior thereto will become the directors of the Issuer as the surviving corporation of the Merger and (ii) upon consummation of the Merger, the officers of the Issuer at the effective time of the Merger will be the officers of the Issuer as the surviving corporation of the Merger.

As an inducement to Parent to enter into the Merger Agreement, Parent and the Stockholders entered into the Voting Agreement.  Pursuant to the Voting Agreement, among other things, each Stockholder agreed to (i) appear at each meeting of the stockholders of the Issuer and any adjournment thereof with respect to the Merger or otherwise cause the Shares to be counted as present for purposes of determining a quorum and (ii) vote the Shares (A) to adopt the Merger Agreement and approve any actions related thereto, (B) against any Acquisition Proposal (as defined in the Merger Agreement), without regard to the terms of such Acquisition Proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement and (C) against any other action that is intended or could prevent, impede, or, in any material respect, interfere with, or delay the transactions contemplated by the Merger Agreement. The Stockholders also agreed to comply with certain restrictions on the disposition of the Shares, subject to the terms and conditions contained in the Voting Agreement.  Pursuant to the Voting Agreement, the Stockholders agreed to certain restrictions on their ability to solicit inquiries or initiate discussions with respect to, or to respond to, alternative proposals to acquire the Issuer.  Each Stockholder has granted an irrevocable proxy in favor of Parent to vote the Shares as required by the Voting Agreement. The Voting Agreement will terminate on the earlier of (i) the effective time of the Merger, (ii) the date of termination of the Merger Agreement in accordance with its terms and (iii) certain adverse amendments to the Merger Agreement if not approved by the Stockholders. The Reporting Persons are not paying any additional compensation to the Stockholders in connection with the execution and delivery of the Voting Agreement.

The Reporting Persons may seek to influence the management or the board of directors of the Issuer with respect to its business and affairs, including having the Issuer take action to facilitate consummation of the Merger. Other than as described above, each of the Reporting Persons reports that neither it, nor to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of the form of Schedule 13D promulgated under the Exchange Act, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in response to this Item 4, including the foregoing summary of certain provisions of the Merger Agreement and the Voting Agreement, is qualified in its entirety by reference to the Voting Agreement and the Merger Agreement, copies of which are incorporated by reference as Exhibit 2 and Exhibit 3 hereto, respectively.

Item 5.             Interest in Securities of the Issuer

The information set forth or incorporated in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a) and (b):	The following disclosure assumes that there are 25,380,542 shares of Common Stock outstanding, which the Issuer represented in the Merger Agreement as the number of outstanding shares of Common Stock as of the close of business on March 24, 2011. The following disclosure further assumes that the Stockholders beneficially own 3,142,417 Shares, which the Stockholders represented in the Voting Agreement as the number of outstanding Shares they beneficially owned as of March 28, 2011. Such number of Shares represented as beneficially owned by the Stockholders in the Voting Agreement does not include an additional 11,766 restricted stock units (RSUs) that will vest and be cashed out upon consummation of the Merger, and which were disclosed as beneficially owned by the Stockholders in the Schedule 13D/A filed by the Stockholders on March 30, 2011.

As a result of the Voting Agreement, the Reporting Persons may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 3,142,417 shares of Common Stock, representing, for the purposes of Rule 13d-3, approximately 12.4% of the outstanding shares of Common Stock. The Reporting Persons, however, expressly disclaim beneficial ownership of such shares, and this statement shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of the securities covered by this statement.

Except to the extent that they may be deemed to have any such power by virtue of the Voting Agreement, the Reporting Persons do not have sole power to vote or to direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares. The Reporting Persons may be deemed in certain circumstances, as more fully described in Item 4 above, to have the shared power with the Stockholders to vote 3,142,417 Shares. However, the Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the Shares that are subject to the Voting Agreement and (ii) expressly disclaim any beneficial ownership of the Shares that are covered by the Voting Agreement.

Except as set forth in this Item 5, (i) none of the Reporting Persons beneficially own any shares of Common Stock and (ii) to the best knowledge of the Warburg Pincus Reporting Persons, none of the persons set forth on Schedule I hereto beneficially own any shares of Common Stock.

(c):
Except for the execution and delivery of the Voting Agreement and Merger Agreement, (i) none of the Reporting Persons has effected any transaction in the shares of Common Stock during the past sixty (60) days and (ii) to the best knowledge of the Warburg Pincus Reporting Persons, none of the persons set forth on Schedule I hereto has effected any transaction in the shares of Common Stock during the past sixty (60) days.

(d):	Not applicable.

(e):	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and Voting Agreement described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.            Material to Be Filed as Exhibits

The following documents are filed as exhibits:

1
Joint Filing Agreement, dated April 6, 2011, by and among WP Rocket Holdings LLC, Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X, L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Messrs. Charles R. Kaye and Joseph P. Landy (filed herewith).

2
Voting Agreement, dated as of March 28, 2011, by and among WP Rocket Holdings LLC, Coliseum Capital Partners, L.P. and Blackwell Partners, LLC (Filed as Exhibit 2.2 of the Registrant’s Current Report on Form 8-K, dated March 28, 2011 (Commission File No. 0-22056) and incorporated herein by reference).

3
Agreement and Plan of Merger, dated as of March 28, 2011, by and among WP Rocket Holdings LLC, WP Rocket Merger Sub, Inc. and Rural/Metro Corporation  (Filed as Exhibit 2.1 of the Registrant’s Current Report on Form 8-K, dated March 28, 2011 (Commission File No. 0-22056) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2011

WP ROCKET HOLDINGS LLC

By: /s/ Sean D. Carney
Name: Sean D. Carney
Title: President

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner

By: Warburg Pincus X LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner

By: Warburg Pincus X LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By: */s/ Scott A. Arenare
Name: Charles R. Kaye
Title: Scott A. Arenare
  Attorney-in-Fact

JOSEPH P. LANDY

By: **/s/ Scott A. Arenare
Name: Joseph P. Landy
Title: Scott A. Arenare
  Attorney-in-Fact

* The Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

CUSIP No. 781748108

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”).  The business address of each of such persons is 450 Lexington Avenue, New York, New York  10017, and, except as otherwise indicated, each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Dai Feng	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Cecilia Gonzalo	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
Fred Hassan	Partner of WP; Member and Managing Director of WP LLC
William Blake Holden	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Kenneth Juster	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC

Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**

_____________________
*          New York limited partnership; primary activity is ownership interest in WP
**        Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Miao Chi (2)	Member and Managing Director of WP LLC
Stephen John Coates (3)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (3)	Member and Managing Director of WP LLC
Dai Feng	Member and Managing Director of WP LLC; Partner of WP
Robert Feuer (4)	Member and Managing Director of WP LLC
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Cecilia Gonzalo	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
Fred Hassan	Member and Managing Director of WP LLC; Partner of WP
William Blake Holden	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Kenneth Juster	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Vishal Mahadevia	Member and Managing Director of WP LLC
Niten Malhan (5)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (6)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (5)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (5)	Member and Managing Director of WP LLC

Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (2)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Lars Singbartl (7)	Member and Managing Director of WP LLC
Chang Q. Sun (1)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Frank Wei (1)	Member and Managing Director of WP LLC
Peter Wilson (3)	Member and Managing Director of WP LLC
Jeremy S. Young (3)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of Hong Kong
(2)	Citizen of Canada
(3)	Citizen of United Kingdom
(4)	Citizen of Hungary
(5)	Citizen of India
(6)	Citizen of Italy
(7)	Citizen of Germany